SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financing for the P-51 platform

(Rio de Janeiro, December 2, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that will be signed on Monday, 5 December, the contract for the funding of US$ 402 million for the Brazilian content of the P-51 semi-submersible platform, which is being built in Brazil. This has been granted by the National Bank for Economic and Social Development (BNDES) to its subsidiary Petrobras Netherlands B.V.

The financing will be amortized over 10 years after the end of the construction period of the platform, which is scheduled for the last quarter of 2007.

The construction of the platform is being performed through three contracts: Engineering, Supply and Construction with the consortium FELS SETAL/TECHNIP; Construction and Assembly of the motor-compressors with Nuovo Pignone; and Construction and Assembly of the turbo-generators with Rolls Royce. These three contracts amount to approximately US$ 810 million. The P-51 will be one of the company platforms with the largest processing capacity. It will produce 180,000 barrels of petroleum daily, in the Marlim Sul Field in the Campos Basin, with operations due to start in 2008. The P-51 construction project estimates a global minimum national content, including assets and services, of 60% and a minimum assets content of 40%.

The BNDES financing is the main source of funds for the P-51 construction. At the same time there are others credit lines, already agreed, with Banco BNP Paribas, guaranteed by the credit agencies for European exports and with the Nordic Investment Bank, for the funding of the imported equipment for the platform. BNP Paribas will also be the mandatory financing bank of BNDES.

The Marlim Sul Field was discovered in November 1987 and is located approximately 120 kilometers off shore the north of the state of Rio de Janeiro, in water depths ranging from 850 to 2,400 meters and covering an area of about 600 km2 . The current development concept for the field comprises four production stages, known as Modules 1, 2, 3 and 4. Module 2 includes the installation of the P-51 in a water depth of 1,250 meters. The flow of the oil will be realized by an oil pipeline to a fixed platform in shallow waters, the Rebombeio Autônoma Platform 1 (PRA-1); an oil pipeline to the P-38 platform (a Floating Storage and Offloading vessel), located in the Marlim Sul Field; and an oil pipeline to the FPSO-MLS (a Floating Production Storage and Offloading vessel), also situated in the Marlim Sul Field. The gas produced will flow to land using two gas pipelines: one from P-51 to the P-40 platform, located in the Marlim Sul Field; and one from P-51 to the gas pipeline in the Barracuda Field.

Currently, the Marlim Sul Field has 57 wells in production and 42 Injectors. The production peak of 390,000 bpd should occur in 2013. The average oil production in 2004 was 179,000 bpd.

Since the entry into operation of the P-43 and P-48 platforms, Petrobras is close to national self-sufficiency in petroleum. The average in 2005 should reach 1,700,000 barrels per day for a demand of approximately 1,800,000 barrels. By the first half of 2006, Petrobras crude oil roduction should equal or even surpass the levels of internal consumption, with an average annual forecast of 1,910,000 barrels per day.

This level will be sustainable and will rise due to the entry into operation of the P-51 and the 35 other major projects that the company has in its portfolio. These will allow annual increases in production, arriving at 2,300,000 barrels in 2010, without taking into account any future discoveries.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.